(d)(3)

Gerdau North America

Restricted Stock Award Agreement (Exchange)

Date Granted:  November 19, 2013

<   number      > shares of Restricted Stock

Granted To: <name>

THIS IS TO CERTIFY THAT, pursuant to the provisions of the Gerdau North America Equity Incentive Plan (the “Plan”), [Gerdau Ameristeel Corporation / Gerdau Macsteel, Inc.] (the “Company”) hereby grants to the person named above (the “Participant”), subject to the terms and conditions of the Plan and the Offer to Exchange Certain Outstanding Stock Options and Stock Appreciation Rights for Restricted Stock Units (Active Employees in the United States), Restricted Stock (Active Employees in Canada) or American Depositary Shares (Retirees)  (as it may be amended from time to time, the “Offer to Exchange”), subject further to the terms and conditions of this Award Agreement, <   number      >  shares of Restricted Stock (the “Restricted Stock”).

All capitalized terms not otherwise defined in this Agreement shall have the meaning attributed thereto in the Plan.

1.   Grant.  The grant of the Restricted Stock hereunder is contingent upon the Participant participating in the stock option and SAR exchange (as defined in the Offer to Exchange), pursuant to which such Restricted Stock is granted to the Participant in exchange for the cancellation of all of his or her “eligible securities” (as defined in the Offer to Exchange), and the Company’s acceptance of such eligible securities for exchange, all in accordance with the terms and conditions of the Offer to Exchange. Should the Participant exercise eligible securites prior to the completion date of the offer, the number of shares of Restricted Stock awarded will be adjusted according to the value of the Participant’s remaining securities.  The grant date of the Restricted Stock hereunder shall be the completion date of the offer under the terms and conditions of the Offer to Exchange, subject to the Company’s right to delay the completion date or terminate the stock option and SAR exchange in accordance therewith.

2.   Restrictions. The shares of Restricted Stock shall (a) be subject to the transfer restrictions in Section 7 of this Agreement, and (b) be subject to the risk of forfeiture described in this Section 2, in each case from and after the date of grant until, and to the extent that, such restrictions lapse and the Restricted Stock vests under Section 3 of this Agreement. Unvested shares of Restricted Stock as of the Participant’s Termination Date shall be immediately forfeited to the Company on the Termination Date without any payment to the Participant.

3.   Vesting Schedule.  The shares of Restricted Stock will vest (restrictions will end) in accordance with the following schedule, except however, to the extent that taxation is greater than the shares of Restricted Stock that vest, the Company may cause additional shares to vest to comply with withholding requirements.

Vesting Date	Percentage of Restricted Stock Vested

December 9, 2013	__%

March 20, 2015	__%

March 20, 2016	__%

March 20, 2017	__%

March 20, 2018	__%

4.   Issuance of Restricted Stock  Restricted Stock will be issued to the Participant’s account in full at the time of grant; provided, however, (a) if the Restricted Stock is certificated, such certificate shall (i) bear an appropriate legend referring to the restrictions applicable to the Restricted Stock under the terms of this Agreement and the Plan and (ii) be held in custody by the Company, or (b) if the Restricted Stock is in book entry form, it shall be subject to electronic coding or stop order indicating that such shares of Restricted Stock are restricted by the terms of this Agreement and the Plan.  Such legend, electronic coding or stop order shall not be removed unless and until such shares of Restricted Stock vest.

5.   Adjustments.  In accordance with the terms of the Plan, the number and kind of Awards shall be equitably and appropriately adjusted in the event of any change in the number of issued ADSs resulting from a stock split, stock dividend, recapitalization, reorganization, merger, consolidation, split-up, combination or exchange of shares, or similar change or transaction.

6.   Fractional Shares.    Fractional ADSs may be issued pursuant to an Award granted hereunder.  However, if a Participant becomes entitled to a fractional ADS, in lieu of issuing the fractional ADS, the Company may make a cash payment with respect to such fractional ADS based on Fair Market Value at the relevant time.

7.   Assignment.  Unvested shares of Restricted Stock may not be assigned or transferred.  No purported assignment or transfer of unvested shares of Restricted Stock, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such shares of Restricted Stock whatsoever in any assignee or transferee, and immediately upon any assignment or transfer or any attempt to make such assignment or transfer, the unvested shares of Restricted Stock granted hereunder shall be immediately forfeited to the Company without any payment to the Participant.

8.   Rights as Stockholder.  For so long as a share of Restricted Stock is owned by the Participant, the Participant shall have all rights of a holder of an ADS with respect thereto, including the right to receive dividends, subject to the provisions of this Agreement and the Plan.

9.   Modification, Extension, and Renewal of Awards.  Subject to the terms and conditions and within the limitations of the Plan, the Committee may modify, extend or renew Awards or accept their surrender by the Participant.

10.  Authority of the Committee.  The Committee shall have full authority to interpret the terms of the Plan and of this Agreement.  The decision of the Committee on any such matter of interpretation or construction shall be final and binding.

11.  No Right to Employment.  This Agreement shall not be deemed to confer upon the Participant any right with respect to continuance of employment by the Company or any other entity, nor shall it be deemed to limit in any way the right of the Company or any other entity to terminate the Participant’s employment at any time.  Upon such termination, a Participant’s rights to Awards will be subject to restrictions and time limits, complete details of which are set out in the Plan.

12.  Participant Bound by the Plan, Etc.  The Participant hereby acknowledges receipt of a copy of the Plan, agrees to be bound by all the terms and provisions of the Plan and this Agreement, and understands that in the event of any conflict between the terms of the Plan and of this Agreement, the terms of the Plan shall control.

13.  Taxes.  The Participant hereby acknowledges that the Awards under this Agreement shall result in taxable income to the Participant and the Participant agrees that the Company may require the remittance of applicable taxes from the employee or may withhold applicable income and employment taxes from any payments otherwise payable to the Participant and remit the withheld taxes to the tax authorities.

14.  Fees Associated with the Plan.  The Participant hereby acknowledges that administrative fees apply to the Award under this Agreement and shall reduce the compensation otherwise payable to the Participant.  The Participant may obtain information on the fees by contacting the third party/broker for the Plan or the employee designated by the Company.

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by the appropriate officer.

[GERDAU AMERISTEEL CORPORATION / GERDAU MACSTEEL, INC.]